FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 26, 2009 regarding revisions of consolidated business forecasts for Fiscal 2009
2.	Press release dated April 26, 2009 regarding recognizing extraordinary items on an unconsolidated basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 26, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Revisions of Consolidated

Business Forecasts for Fiscal 2009

Tokyo, April 26, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to the Company’s consolidated business forecasts for fiscal 2009, year ended March 31, 2010, which were announced on February 4, 2010, in light of recent business performance.

1. Revisions of Consolidated Business Forecasts for Fiscal 2009

(from April 1, 2009 to March 31, 2010)	(Millions of yen)

	Revenues	Operating income	Income before income taxes	Net Income	Net Income attributable to Hitachi, Ltd
Previous forecast (A)	8,700,000	135,000	(45,000)	(195,000)	(210,000)
Revised forecast (B)	8,960,000	200,000	60,000	(90,000)	(110,000)
(B)-(A)	260,000	65,000	105,000	105,000	100,000
% change	3.0%	48.1%	—	—	—
Fiscal 2008 ended March 31,2009	10,000,369	127,146	(289,871)	(795,120)	(787,337)

Reasons for Revisions

Hitachi has raised its overall revenue forecast for the fiscal year ended March 31, 2010 of 260 billion yen from the previous forecast issued with operating results on February 4, 2010, due predominantly to higher-than-expected revenues in the Power & Industrial Systems and Electronic Devices segments. Operating income is also projected to exceed the previous forecast by 65 billion yen due to improved earnings in all segments resulting from successful cost-reduction measures further to the higher revenues.

Additionally, net other deductions are projected to be 40.0 billion yen better than the previous forecast due to a substantial improvement in net losses on securities, reflecting the absence of write-down on shares of a semiconductor-related equity-method affiliate and appraisal gains of shares accompanying the conversion of equity-method affiliates to subsidiaries. As a result, Hitachi is forecasting that income before income taxes, net loss and net loss attributable to Hitachi, Ltd. will be 105.0 billion yen, 105.0 billion yen and 100.0 billion yen better than its previous forecast, respectively.

Hitachi is also forecasting net income attributable to Hitachi, Ltd. for the fourth quarter, the period from January to March 2010, which would represent the second straight quarter of positive earnings resulting from the third-quarter profit.

2. Revisions of Consolidated Business Forecast for Fiscal 2008 by Industry Segment

(1) Revenues by Industry Segment	(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))	Fiscal 2008
Information & Telecommunication Systems	2,220.0	2,247.0	27.0	2,594.4
Electronic Devices	860.0	899.0	39.0	1,151.0
Power & Industrial Systems	3,110.0	3,273.0	1,63.0	3,310.5
Digital Media & Consumer Products	1,060.0	1,038.0	(22.0)	1,261.5
High Functional Materials & Components	1,250.0	1,245.0	(5.0)	1,556.8
Logistics, Services & Others	930.0	962.0	32.0	1,089.9
Financial Services	410.0	430.0	20.0	412.0
Eliminations & Corporate items	(1,140.0)	(1,134.0)	6.0	(1,376.0)
Total	8,700.0	8,960.0	260.0	10,000.3

(2) Operating Income (Loss) by Industry Segment	(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	((B)-(A))	Fiscal 2008
Information & Telecommunication Systems	108.0	117.0	9.0	176.6
Electronic Devices	(8.0)	1.0	9.0	27.3
Power & Industrial Systems	54.0	80.0	26.0	24.2
Digital Media & Consumer Products	(9.0)	(4.0)	5.0	(105.5)
High Functional Materials & Components	38.0	47.0	9.0	27.7
Logistics, Services & Others	10.0	18.0	8.0	23.0
Financial Services	10.0	11.0	1.0	10.2
Eliminations & Corporate items	(68.0)	(70.0)	(2.0)	(56.5)
Total	135.0	200.0	65.0	127.1

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•	legislative and regulatory changes enacted by the new Japanese government;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems, the Electronic Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi Announced Recognizing Extraordinary Items on an Unconsolidated Basis

Tokyo, April 26, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the Company plans to post extraordinary items on an unconsolidated basis for the fiscal 2009, year ended March 31, 2010. Details are as follows.

On an unconsolidated basis for the fiscal 2009, year ended March 31, 2010, Hitachi plans to post 95.1 billion yen in write-downs of subsidiaries and affiliate companies shares as extraordinary losses.

Furthermore, Hitachi plans to also post business restructuring losses of 10.9 billion yen as extraordinary losses relating predominantly to realignment and integration of business sites as well as workforce downsizing in the automotive systems and consumer businesses.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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